Exhibit 99.1

News Release

January 24, 2022

Turquoise Hill Announces Start of Oyu Tolgoi Underground Mine, Renewed Partnership with the Government of Mongolia and a Comprehensive Funding Arrangement for its World Class Oyu Tolgoi Mine

●    Decision follows successful negotiations resulting in a renewed partnership with the Government of Mongolia

●    Agreement with Rio Tinto on an amended and restated Heads of Agreement providing a comprehensive funding arrangement to address the Company’s estimated funding requirements

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced that it has successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and the Oyu Tolgoi LLC (“OT LLC”) board of directors has unanimously approved the commencement of the undercut, namely the commencement of blasting that will start the Oyu Tolgoi (“OT”) underground mine production. Consequently, the Company expects to begin caving operations in the coming days. With this decision, the Company continues to expect that the underground mine will achieve sustainable production for Panel 0 in the first half of 2023.

The decision to approve the undercut follows resolution of key outstanding issues related to the OT underground mine development project and represents a reset of the relationship with the Government of Mongolia with a view to delivering economic benefits to all stakeholders including the people of Mongolia.

In addition, the Company and Rio Tinto have agreed to a comprehensive and binding, amended funding arrangement that provides a pathway forward to address the Company’s estimated funding requirements.

Key Terms agreed with the Government of Mongolia

As part of the agreements with the Government of Mongolia, Turquoise Hill has agreed to waive in full the US$2.4 billion carry account loan of the Government of Mongolia’s state-owned entity through which it owns its interest in OT LLC (“Erdenes Oyu Tolgoi” or “EOT”). The loan comprises the amount of equity invested (US$1.4 billion) in OT LLC by Turquoise Hill on behalf of EOT to date, plus US$1.0 billion of accrued interest.1 Further, the parties have also agreed to improve cooperation with EOT in monitoring the OT underground development and enhancing ESG matters.

The Parliament of Mongolia has approved a resolution (“Resolution 103”) to resolve the outstanding issues that the Company and Rio Tinto have been negotiating with the Government of Mongolia over the last two years in relation to Parliament Resolution 92. With this approval, the Parliament of Mongolia has required that certain measures be completed in order for Resolution 92 to be considered formally implemented. Of these measures, the conditions relating to the write-off of the carry account loan, the improved cooperation

1 The expected impact on Net Present Value is approximately US$1.0 billion. The model assumes a long-term price for copper of US$3.43/lb and a discount rate of 10%.

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with EOT in monitoring the OT underground development and enhancing ESG matters, the approval of the Electricity Supply Agreement and the establishment of a funding structure at OT that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023) have been addressed. The Company continues to work with the Government of Mongolia and Rio Tinto to finalize the remaining outstanding measures of Resolution 92, namely the formal termination of the Oyu Tolgoi Mine Development and Financing Plan (“UDP”) and resolution of the outstanding OT LLC tax arbitration.

Funding of Oyu Tolgoi by Turquoise Hill

Turquoise Hill’s estimate of its base case incremental funding requirement, prior to giving effect to the funding elements contemplated by the amended and restated Heads of Agreement (the “Amended HoA”) newly entered into between Turquoise Hill and Rio Tinto, replacing the prior Heads of Agreement dated April 9, 2021, is US$3.4 billion as at December 31, 2021 (a decrease of approximately US$200 million from the September 30, 2021 estimate of US$3.6 billion). This Amended HoA is binding and delineates a comprehensive funding arrangement to address the Company’s estimated incremental funding requirements.2

Key elements of the Amended HoA include:

●	pursuing the rescheduling of principal repayments of existing debt (“Re-profiling”) to potentially reduce the base case funding requirement by up to US$1.7 billion;
●	seeking to raise up to US$500 million of senior supplemental debt (“SSD”);
●	Rio Tinto committing to provide a co-lending facility, incremental to the Re-profiling and the SSD, of up to US$750 million to be made available once sustainable production has been achieved;
●

Rio Tinto committing to provide a short-term bridge financing directly to the Company by way of one or more secured advances up to a maximum of US$300 million, which would be available during the debt funding restriction period identified in Resolution 103 and would be indirectly repaid out of the proceeds of the US$750 million co-lending facility; and

●	the Company agreeing to conduct an equity offering in a form of its choosing of at least US$650 million (including a Rio Tinto pro rata participation) by no later than August 31, 2022.

Under the current base case assumptions, additional equity in excess of the initial US$650 million would not be required if the Re-profiling, SSD and co-lending are fully successful. In addition, the Amended HoA provides that, if necessary, Turquoise Hill could be required to raise up to a total of US$1.5 billion (less the amount raised in the initial equity offering) via equity in a form of its choosing.

In light of the financing debt restrictions in Resolution 103, until sustainable first production is achieved (currently expected in H1 2023), OT LLC’s estimated funding requirements are expected to be addressed by cash on hand, the Re-profiling and a pre-paid copper concentrate sale arrangement between Turquoise Hill and OT LLC.

With successful completion of the above elements, the Company currently estimates it can address the US$3.4 billion incremental funding requirement within the new timing framework of the Amended HoA, which

2 Additional details and refinement of the base case incremental funding requirement will be provided with the Company’s announcement of its fourth quarter and full year 2021 financial results.

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sets a target date for the Re-profiling of no later than December 31, 2022 and an outside date for the SSD and co-lending to the earlier of the three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023.

The full text of the Amended HoA will be filed and will be available under Turquoise Hill’s profile on SEDAR at www.sedar.com and its EDGAR profile at www.sec.gov and will also be posted on Turquoise Hill’s website at www.turquoisehill.com.

Power

The OT LLC board of directors has approved the signing of an Electricity Supply Agreement to provide OT with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. Once the Mongolian grid is capable of reliably meeting OT’s requirements, this agreement provides the framework for OT LLC to obtain access to a reliable and secure domestic power source and, therefore, assists in providing OT LLC and Turquoise Hill with a pathway to satisfy its power sourcing obligations under the Investment Agreement.

While the Mongolian national grid prepares to connect to the OT mine, OT LLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between the National Power Transmission Grid (“NPTG”) and the Inner Mongolia Power International Cooperation Company (“IMPIC”) for a three-year fixed term extension to 2026, followed by an extension to up to 2030, if required (the current agreement expires in July 2023). Outstanding commercial terms are in the process of being finalised.

Luvsannamsrain Oyun-Erdene, the Prime Minister of Mongolia said “The commencement of Oyu Tolgoi underground mining operations demonstrates to the world that Mongolia can work together with investors in a sustainable manner and become a trusted partner. As part of our “New Recovery Policy”, I am happy to express Mongolia’s readiness to work actively and mutually beneficially with global investors and partners.”

Steve Thibeault, Interim Chief Executive Officer of Turquoise Hill commented: “Today is a landmark day for Turquoise Hill and a major milestone in the development of the Oyu Tolgoi underground development project. We are very excited to be starting work on the undercut, which is critical to unlocking the immense potential of this world-class, high grade deposit for the benefit of all stakeholders. Following the agreements with the Government of Mongolia and the Amended Heads of Agreement with Rio Tinto being put in place, we now have greater certainty and confidence to complete construction of this once-in-a-generation mine that, when finished, is expected to be one of the largest copper producing mines in the world and a generator of vast economic value and employment in Mongolia and of returns for our shareholders for years to come. I want to thank the Government of Mongolia for its commitment to securing balanced solutions that allow us to advance the project while ensuring that all stakeholders including the people of Mongolia truly benefit from the development of this resource. This partnership says a lot about the positive environment for foreign investment in the country.”

Rio Tinto Chief Executive Jakob Stausholm said “We would like to thank the Government of Mongolia for their commitment to working productively with Rio Tinto and TRQ to reach this crucial agreement, that will see one of the world’s largest copper growth projects move forward and firmly establish Mongolia as a global investment destination. This agreement represents a reset of our relationship and resolves historical issues between the OT project partners. We strongly believe in the future of this country and I am personally committed to ensuring that the people of Mongolia benefit strongly from OT along with our shareholders.”

Oyu Tolgoi

At peak production, OT is expected to operate in the first quartile of the copper cash cost curve3. OT is expected to produce around 500,000 tonnes of copper per year on average from 2028 to 2036 from the open pit and underground, and an average of around 350,000 tonnes for a further five years4, compared to 163,000 tonnes in 20215. The underground Ore Reserve has an average copper grade of 1.52 per cent, which is more than three times higher than the open pit Ore Reserve, and contains 0.31 grammes per tonne of gold.6

[3]	Wood Mackenzie copper equivalent cash cost curve (Q4 2021)
[4]

The 500ktpa target (stated as recovered metal) for the Oyu Tolgoi underground and open pit mines is underpinned 17 per cent by Proved Ore Reserves and 83 per cent by Probable Ore Reserves for the years 2028-2036. The 350ktpa production target for the following 5 years is underpinned 18 per cent by Proved Ore Reserves and 82 per cent by Probable Ore Reserves. These production targets have been scheduled from current mine designs by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition (the JORC code).

[5]	Rio Tinto Fourth Quarter Operations Review, published 17 January 2022.
[6]

This information in relation to the underground Ore Reserves was previously reported in the release to the ASX dated 16 December 2020. The Competent Persons responsible for reporting the Ore Reserves were Ferrin Prince and Mark Bixley, Competent Persons, who are a Member and Fellow respectively of The Australasian Institute of Mining and Metallurgy. Rio Tinto is not aware of any new information or data that materially affects these Ore Reserve estimates and confirms that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed. The form and context in which the Competent Persons’ findings are presented have not been materially modified from the release dated 16 December 2020.

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Update on Cost Overrun and Schedule Delay Review

As previously disclosed by the Company, a special committee of Turquoise Hill’s Board of Directors (the “Board”), comprised solely of independent directors of the Company (the “Special Committee”), has been independently reviewing the construction delays and cost overruns that were disclosed to Turquoise Hill by Rio Tinto OT Management Limited, a subsidiary of Rio Tinto (“Rio Tinto Manager”) and publicly announced by the Company and Rio Tinto in July 2019. The Special Committee was formally constituted in December 2020 to carry out this review.

Also, in December 2020, the Company announced that it supported the formation of a special committee (the “OT Special Committee”) of the board of OT LLC to investigate the increase in cost and the schedule extension of the OT underground project during the period between the 2016 Mongolian Statutory Study (previously referred to as the “2016 Feasibility Study”7) and the December 2020 Definitive Estimate. The OT Special Committee commissioned a report from a group of consultants (the “The Independent Consulting Group” or “ICG”) to conduct the review on behalf of the OT Special Committee. The work of the ICG did not include any analysis of the legal rights of OT LLC with respect to the role of Rio Tinto Manager or assess whether the conduct of Rio Tinto Manager failed to meet the standards of performance under the management agreement.

On July 31, 2021, ICG released its report (the “ICG Report”) and on August 9, 2021, Turquoise Hill announced that it was reviewing the ICG Report.

Following the release of the ICG Report, the plaintiffs in class action proceedings against the Company, previously commenced in the United States District Court for the Southern District of New York and in a parallel Canadian class action before the Superior Court of Québec, amended their complaints to include certain allegations concerning statements made in the ICG Report in support of their claims.

As the ICG Report has now become part of ongoing class action litigation brought against the Company, the Company cannot comment on the report. Similarly, the Company cannot comment on its review of the conclusions and findings of the ICG Report because these matters have been put in issue by the plaintiffs in the ongoing class action litigation in Canadian and US courts.

Key Considerations of the Company’s Special Committee

Since the release of the ICG Report, the Special Committee has continued to carry out its review of project cost overruns and schedule delays and the performance of Rio Tinto Manager. This work has been performed in parallel with the work of the Company’s independent directors in overseeing the negotiations of a comprehensive agreement with the Government of Mongolia and the Amended HoA.

In connection with the Company’s negotiations with Rio Tinto with respect to the agreements with the Government of Mongolia and the Amended HoA, the Special Committee has sought to achieve a comprehensive solution that allows all parties to move forward in a manner that advances the development of the project for the benefit of all stakeholders, including the Mongolian people and Turquoise Hill’s shareholders.

[7]

The Mongolian Statutory Study was neither a “feasibility study” within the meaning of National Instrument 43-101—Standards of Disclosure for Mineral Projects nor as defined under the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

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In assessing whether the terms of the agreements with the Government of Mongolia and Amended HoA should be recommended for approval by the Board, the Special Committee, with the advice of external advisors, considered the following non-exhaustive list of considerations: the proposed agreements with the Government of Mongolia and the Amended HoA; views expressed by the Government of Mongolia and various minority shareholders with respect to Rio Tinto Manager’s performance; Rio Tinto’s position with respect to Rio Tinto Manager’s performance; inherent risks in large underground project development; and the terms of the agreements between the Company, OT LLC, and Rio Tinto, including those which establish a “gross fault” standard for liability for Rio Tinto Manager and the absence of guarantees with respect to project cost or time for completion.

The Special Committee further considered the significant benefits of resolving all matters amongst the parties, including enabling the parties to proceed with the undercut, avoiding further delays that would likely arise if the parties were unable to resolve outstanding issues and the additional costs and potential value destruction of such delays as well as the value of the concessions offered by Rio Tinto in amending the terms of the HoA. After weighing these and other considerations, the Special Committee determined that it would be in the best interests of the Company to obtain a comprehensive resolution of outstanding issues between all parties involved in the OT underground project that enables the project to move forward. The Special Committee recommended to the Board that the Company accept the terms in the Amended HoA and not assert any claims of breach of any obligation of Rio Tinto or its affiliates under any agreement between the Company or any of its subsidiaries and Rio Tinto or any of its affiliates based on facts available to and known by the Company as of the date of the Amended HoA.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange. Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are iron ore, aluminium, copper, molybdenum, diamonds, gold, industrial minerals (borate, titanium dioxide and salt). Activities span the world and are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe, and southern Africa.

Technical Information included in this Press Release

Disclosure of information of a scientific or technical nature in this press release in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Ms. Dudley is a “qualified person” as that term is defined in National Instrument 43-101—Standards of Disclosure for Mineral Projects.

The Company will host a conference call and webcast to discuss this press release on Tuesday, January 25, 2022 at 8am EST / 5am PDT. The conference call can be accessed through the following dial-in details:

North America: +1 888 390 0546

United Kingdom: + 0 800 652 2435

Australia: +1 800 076 068

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

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Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of OT following the implementation of the comprehensive new agreement entered into between the Company, Rio Tinto and the Government of Mongolia (the “Agreement with GOM”); a successful commencement of the undercut; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the OT project and the amount and potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the amount and potential sources of additional funding, including any bridge financing provided by Rio Tinto; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Amended HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the general status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements and extensions thereto; finalization of an agreement with IMPIC on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental

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authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; capital and operating cost estimates; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of OT following the implementation of the Agreement with GOM; a successful commencement of the undercut; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended and restated, and the amount of any additional future funding gap to complete the OT project and the amount and potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the OT project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the OT project; capital and operating costs, including with respect to the

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development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the OT project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of OT following the implementation of the Agreement with GOM; a successful commencement of the undercut; the approval or non-approval by the OT LLC board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the OT project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for OT; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the OT project and the amount and potential sources of additional funding required therefor; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at OT.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as OT. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although OT has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or

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projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2020 (“AIF”), as supplemented by the “Risks and Uncertainties” section in the Company’s management’s discussion and analysis for the third quarter ended September 30, 2021 (“MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com